May 14, 2025

Daniel Jackson
Executive Vice President and Chief Financial Officer
Strategic Education, Inc.
2303 Dulles Station Boulevard
Herndon, VA 20171

       Re: Strategic Education, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2024
           File No. 000-21039
Dear Daniel Jackson:

       We have reviewed your filing and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2024
Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations
Non-GAAP Financial Measures, page 66

1. It appears you do not include any non-GAAP adjustments in your adjusted revenue reconciliation. As such, please remove the revenues line item from your
       reconciliation of reported to adjusted results of operations. Refer Question 102.10(c)
       of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.
2. Please revise your reconciliation of the adjusted results of operations on a constant currency basis on page 68 to begin with the most comparable GAAP measures. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and Question 102.10(b) of the Non-GAAP
       Financial Measures Compliance and Disclosure Interpretations.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 May 14, 2025
Page 2

       Please contact Blaise Rhodes at 202-551-3774 or Suying Li at 202-551-3335 if you
have any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services